SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil Acquires a Controlling Interest in ClaroVTR

Mexico City, Mexico and Denver, USA – October 31, 2024: América Móvil S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX, NYSE: AMX) and Liberty Latin America Ltd. (“Liberty Latin America” or “LLA”) (NASDAQ: LILA and LILAK, OTC Link: LILAB) announce today that AMX has consolidated ClaroVTR into its ongoing operations through the conversion of all outstanding convertible notes held by AMX in ClaroVTR into equity, resulting in AMX holding a 91.62% majority interest. The transaction was recently approved by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalía Nacional Económica).

LLA will continue to own an 8.38% equity interest in ClaroVTR. The shareholders’ agreement entered into by AMX and LLA reflects a governance structure and terms according to such equity interests in ClaroVTR.

With this transaction, AMX consolidates its position as one of the leading telecommunication service providers in Chile by providing integrated worldclass offerings and positions itself to provide next generation services through its 5G network.

About América Móvil

Visit: www.americamovil.com

About Liberty Latin America

Visit: www.lla.com

For more information, contact:

Liberty Latin America Investor Relations Kunal Patel ir@lla.com Liberty Latin America Media Relations Kim Larson llacommunications@lla.com	América Móvil Investor Relations Daniela Lecuona daniela.lecuona@americamovil.com América Móvil Media Relations Renato Flores renato.flores@americamovil.com

Forward-Looking Statements

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact